Exhibit 2

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing Statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this Statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

SK hynix Inc.

By: /s/ Seonghwan Park
Name: Seong wan Park
Title: Head of Investor Relations
Date: November 3, 2026

HYAICO Corporation

By: /s/ Jeong Hwan Oh
Name: Jeong Hwan Oh
Title: Treasurer
Date: November 3, 2026

SHIFTIX1 LLC

By: /s/ Jeong Hwan Oh
Name: Jeong Hwan Oh
Title: Manager
Date: November 3, 2026